

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701

**Re: Society Pass Incorporated**
**Amendment No. 1 to Draft Registration Statement on Form S-1**
**Submitted May 14, 2021**
**CIK No. 0001817511**

Dear Mr. Nguyen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

Capitalization, page 31

1.  We note your response to comment 19 that the additional series C convertible preferred stock valued at $558,000 is contingent consideration you will recognize upon the completion of the initial public offering. Please confirm to us that this issuance will be reflected in your Capitalization and Dilution pro forma presentation.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.  We note your revised disclosure in your MD&A in response to comment 7. Please further revise your disclosure in your MD&A to describe with greater specificity and quantify the impact of COVID-19 on your operations, as well as update your disclosure regarding

known trends and uncertainties that have had or likely will have a material impact on your business and results of operations as a result of COVID-19.  In this regard, we note the content of Note 16, Subsequent Events, on page F-89.  Please refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

<u>Consumer Facing Business, page 61</u>

3.      We note your response to comment 11 and your revisions to your disclosure.  In this regard, under the picture of your #HOTTAB branded mobile payment device on page 67, in the sentence captioned as 1), please revise to make clear that it is presently not available.

<u>Financial Statements of Society Pass Incorporated</u>
<u>Note - 3 Summary of Significant Accounting Policies</u>
<u>Share-Based Compensation, page F-18</u>

4.      We have reviewed your response comment 18.  We note from your disclosure that your share-based payment awards are recorded in accordance with ASC 718.  Please provide the disclosures required by ASC 718-10-50.

You may contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services